Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Laura Flores
202.739.5684
lflores@morganlewis.com

March 25, 2011

Via Edgar Correspondence

Mr. Jeffrey A. Foor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Rydex Variable Trust (the “Trust”) –– Preliminary Proxy Statement on Schedule 14A
(File Nos. 333-57017 and 811-08821)

Dear Mr. Foor:

This letter responds to your comments conveyed to us during a telephone conference on March 10, 2011 relating to the Trust’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2011.  The following summarizes the SEC staff’s comments, and provides our responses to those comments.  Unless otherwise noted, capitalized terms have the same meaning as given in Proxy Statement.

1.	Comment. Please disclose the estimated brokerage commissions associated with the liquidation of the International Long/Short Select Fund (the “Fund”).

Response.  As requested, we have included the estimated brokerage commissions associated with the liquidation of the Fund in Section 6 (“Liquidation of Assets”) of the Fund’s Plan of Liquidation and Dissolution of Series.

2.
Comment.  Please revise the penultimate sentence in the last paragraph under “How are the proposed liquidation plan and related transactions to be effected if the Fund’s shareholders approve the Proposal?” to clarify that the right to withdrawal contract values is not affected by the liquidation of the Fund.

Response. We have revised the sentence as requested.

3.	Comment. Please revise or delete the second sentence in the third paragraph under “Voting Information – Shareholder Voting” to be more clear.

Response. We have deleted the sentence.

***

Mr. Jeffery A. Foor
March 25, 2011

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its Proxy Statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the Proxy Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc:	Amy Lee
Joanna Haigney
W. John McGuire